Filed by Alcoa Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Registration Statement:

333-142669

Subject Company: Alcan Inc.

Commission File No.:

001-03677

FOR IMMEDIATE RELEASE

ALCOA FILES HART-SCOTT-RODINO NOTIFICATION

IN CONNECTION WITH OUTSTANDING OFFER FOR ALCAN

Montréal, Québec and New York, New York (June 6, 2007) — Alcoa Inc. (NYSE: AA) announced today that it filed with the U.S. Federal Trade Commission and the Department of Justice the notification and report forms required under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, relating to its outstanding offer for Alcan Inc. (TSX: AL; NYSE: AL).

Alain J.P. Belda, Alcoa’s Chairman and Chief Executive Officer, said, “We remain fully committed to completing this transaction. Today’s filing demonstrates our commitment to prompt satisfaction of regulatory requirements and timely resolution of any regulatory issues. As we have said before, it is in the interests of both Alcan’s and Alcoa’s shareholders to have certainty about our offer as soon as possible. We have a well-developed, detailed roadmap to resolve regulatory issues through targeted divestitures in the appropriate industry segments. We are confident that the transaction will be approved in each relevant jurisdiction.”

“We are clearly the optimal partner for Alcan, bringing a strong strategic rationale and a significant synergy footprint to this combination. We also have an unparalleled ability to make commitments that meet and exceed the terms of Alcan’s Continuity Agreement with the Government of Québec and the Investment Canada Act,” continued Mr. Belda. “Our offer for Alcan is full and fair, and provides substantial value to Alcan’s shareholders. Together, Alcoa and Alcan will create the premier diversified global aluminum company, with a complementary portfolio of assets and enhanced growth opportunities.”

ABOUT OUR OFFER

On May 7, 2007, Alcoa announced an offer to acquire all of the outstanding common shares of Alcan for US$58.60 in cash and 0.4108 of a share of Alcoa common stock for each outstanding common share of Alcan. When announced, Alcoa’s offer represented a 20% premium to Alcan’s previous closing price, its all-time high closing price at the time. The complete terms, conditions and other details of the offer are set forth in the offering documents filed with the U.S. Securities and Exchange Commission and with Canadian securities regulatory authorities on May 7, 2007.

The offer and withdrawal rights are scheduled to expire at 5:00 p.m., Eastern Daylight Saving Time on July 10, 2007, subject to extension. The offer is subject to a number of customary conditions, including there having been tendered in the offer at least 66 2/3% of Alcan’s common shares on a fully diluted basis, receipt of all applicable regulatory approvals, and the absence of material adverse effects.

As previously announced, Alcoa has received a commitment letter from Citi, Goldman Sachs Credit Partners L.P. and Goldman Sachs Canada Credit Partners Co. to fully finance the proposed transaction. Skadden, Arps, Slate, Meagher & Flom LLP, Stikeman Elliott LLP, and Cleary Gottlieb Steen and Hamilton LLP are acting as legal counsel to Alcoa. Citi, Goldman, Sachs & Co., BMO Capital Markets, and Lehman Brothers are acting as financial advisors.

ABOUT ALCOA

Alcoa is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina facilities, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap® foils and plastic wraps, Alcoa® wheels, and Baco® household wraps. Among its other businesses are closures, fastening systems, precision castings, and electrical distribution systems for cars and trucks. The company has 122,000 employees in 44 countries and has been named one of the top most sustainable corporations in the world at the World Economic Forum in Davos, Switzerland. More information can be found at www.alcoa.com

WHERE TO FIND ADDITIONAL INFORMATION

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) are available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this communication contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward- looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa’s and Alcan’s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan’s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’s and Alcan’s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan’s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:

•	Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;
•	Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;
•	The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;
•	Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results;
•	Alcoa and/or the combined company may not be able to successfully implement its growth strategy;
•

Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;

•

Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;

•	Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;
•	Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;
•	Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;
•	Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;
•

Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;

•	Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;
•	Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and

•	Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the risk factors disclosed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

CONTACTS

Alcoa:

Tony Thene (Investors), (212) 836-2674

Kevin G. Lowery (Media), (412) 553-1424

Brunswick:

Steve Lipin / Nina Devlin, (212) 333-3810